[Letterhead of Copano Energy, L.L.C.]

April 25, 2006

VIA EDGAR AND FACSIMILE (202) 772-9368

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Scott Anderegg, Esq.

Peggy Kim, Esq.

Re:          Copano Energy, L.L.C. (the “Company”)

Registration Statement on Form S-3

Commission File No. 333-132489

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective at 10:00 a.m. (Washington D.C. time) on April 28, 2006, or as soon thereafter as practicable.

The Company hereby acknowledges to the Securities and Exchange Commission (the ”Commission”) that should the Commission or the staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it (i) does not foreclose the Commission from taking any action with respect to the filing and (ii) does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing. The Company acknowledges further that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

COPANO ENERGY, L.L.C.

By:	/s/ Douglas L. Lawing
Name: Douglas L. Lawing
Title: Vice President, General Counsel and Secretary